SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

July 12, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	CEBA Midstream, LP
Registration Statement on Form S-1
File No. 333-199576

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SandRidge Exploration and Production, LLC, a Delaware limited liability company (the “Company”), hereby requests that the above captioned Registration Statement (the “Registration Statement”), together with all exhibits thereto, be withdrawn as of the date hereof or as soon thereafter as practicable. The Company was the sole member of the general partner of CEBA Midstream, LP, a Delaware limited partnership (the “Registrant”), prior to the Registrant and its general partner each dissolving and winding up. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please direct any questions regarding this request to Crosby W. Scofield of Vinson & Elkins L.L.P. at (713) 758-3276.

Sincerely yours,

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
Name:	Philip T. Warman
Title:	Senior Vice President, General Counsel and Corporate Secretary